October 11, 2018

Nader Z. Pourhassan, Ph.D.
President and Chief Executive Officer
CytoDyn Inc.
1111 Main Street, Suite 660
Vancouver, Washington 98660

       Re: CytoDyn Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed September 7, 2018
           File No. 000-49908

Dear Dr. Pourhassan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Steven M. Skolnick - Lowenstein Sandler LLP